Exhibit 12.1

	Three months ended March 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006	For the period from March 8, 2005 (date operations commenced) through December 31, 2005
	(unaudited)
Earnings:
Pretax Income from continuing operations	$9,391,979	$9,228,102	$15,673,123	$10,908,478
Fixed charges	23,153,285	121,585,223	101,870,728	43,084,726

Total	$32,545,264	$130,813,325	$117,543,851	$53,993,204

Fixed Charges:
Interest (expensed and capitalized)	22,419,003	118,882,304	100,242,439	42,600,618
Amortized premiums, discounts and capitalized expenses related to indebtedness	728,706	2,681,235	1,608,237	460,869
Estimate of interest within rental expenses	5,576	21,684	20,052	23,239

Total	$23,153,285	$121,585,223	$101,870,728	$43,084,726

Ratio of earnings to combined fixed charges and preferred stock dividends	1.41	1.08	1.15	1.25